The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

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SILVER SPRING, MD 20910

tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

November 1, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
450 Fifth Street, N.W
Washington, D.C. 20549
Attn: Alan Campbell / Suzanne Hayes

Re: Cannaisseur Group Inc.
Registration Statement on Form S-1
Filed February 14, 2022
File No. 333-262710

Dear Mr. Campbell and Ms. Hayes,

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by The Cannaisseur Group, Inc. contained in your letter dated October 26, 2023 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S-1.

1.	We note your descriptions of the conflict-of-interest agreements signed by Ms. Gogo and Mr. Carter and the agreement filed as an exhibit to your registration statement. Please revise your disclosure to clarify, if true, that the terms of the conflict-of-interest agreements do not prevent Ms. Gogo and Mr. Carter from taking actions that prioritize the interests of Atlanta CBD at the expense of the interests of TCG. Alternatively, please tell us why this would be incorrect.

RESPONSE: The Form S-1 has been amended in accordance with the Staff’s comments.

2.	We note your revised statement that the assets your Company acquires will also be used to "support and further develop Atlanta CBD's operations." Please revise (i) the "Overview" section of your Prospectus Summary; (ii) your Risk Factors section; and (iii) your Use of Proceeds disclosure on pages 18-19 to reflect this statement and the fact that funds raised in the offering could be used for Atlanta CBD's business, rather than your business.

RESPONSE: The Form S-1 has been amended in accordance with the Staff’s comments.

3.	We note your response to prior comment 6 and revised disclosures. However, you do not appear to have addressed all of the examples provided in our comment or your F-pages disclosure. For example:

On pages 4 and 28, "we do not ship such products to those states, and we disclose this and warn consumers of the restrictions on the INNO Medicinals website."

On page 25, "The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions."

On page 26, "We do not believe that our hemp-derived CBD products..."

On page 27, "All the full Spectrum Hemp CBD Infused products the Company sells..."

On page 28, "Our Name, our reputation, and our unique branded products promote a positive shopping experience for customers." as well as the sentence at the end of this paragraph.

RESPONSE: The Form S-1 has been amended in accordance with the Staff’s comments.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

The Cannaisseur Group, Inc.

By:	/s/ Floretta Gogo
The Floretta Gogo, Chief Executive Officer